SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

APPRAISAL REPORT BASED ON BOOK VALUE

ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in evaluations, with headquarters at Avenida Rio Branco, 181- 18th floor, registered at CRC/RJ under number 1.144, and at the Taxpayer Roll of the Finance Ministry (“CNPJ/MF”) under number 28.005.734/0001-82, whose partner and technical responsible is Mr. Cícero Augusto Oliveira de Alencar, after all studies and necessary research, hereby present the Appraisal Report based on the net worth of TELE CELULAR SUL PARTICIPAÇÕES S.A (“TSU”), a corporation with headquarters at Rua Comendador Araújo, 299, Centro, Curitiba – PR, enrolled with the CNPJ/MF under number 02.558.115/0001-21, for purposes of merger of affiliated entities, in connection with corporate restructuring.

This appraisal report is divided in sections, as follows:

  Objectives;
  Basis and Methods for Appraisal;
  Methodology Adopted and Summary of Work Performed;
  Conclusion.

I. OBJECTIVES

This Appraisal Report aims at registering the evaluation, at book value, of the net worth of TSU, for purposes of corporate restructuring via merger.

II. BASIS AND METHODS FOR APPRAISAL

The determination of the value of the shares of a company is subject to a number of variables, as well as to factors that cannot be controlled, and shall always take into account a few subjective aspects. As an example we mention some of the main aspects that affect such determination:

(a) Perspectives of shareholders versus perspectives of potential buyer;
(b) The economic conditions that determined prior results could, in the future, improve or worsen;
(c) Economic and political environment may float and cannot be controlled;
(d) Strategic interests of economic groups or specific programs, such as those relating to privatization;
(e) The very existence of various appraisal methods that could generate different results.

Therefore, the determination of the value of titles which represent the capital stock of a company is not precise, contains subjective aspects which depend on the expectations of the owner and on the destination to be given to such titles.

There are, however, a number of methods used to estimate the values of such titles representing capital stock. Although such methods vary as regards their applicability, depending on specific factors and circumstances, they may at least indicate a reasonable range of values for the preliminary determination of such value.

2.1. EXAMPLES OF METHODS BASED ON THE VALUE OF NET ASSETS

Net Worth Appraisal

This method is used to determine the fair market value of specific assets, to provide the basis for certain adjustments on the book value (as mentioned above), and as a starting point for the estimation of the liquidation value. Besides, the book value appraisal also furnishes appropriate basis of the business value and is frequently used in negotiations involving companies, provided that the value is adjusted by the applicable depreciation and obsolesces.

Liquidation Value

The liquidation value has been used as basis for the negotiation of prices, and, as such, sets the initial point of interest for both buyers and sellers.

The liquidation value is determined through the estimation of the value of the company’s assets, converted in currency in a reasonably short period of time, with deduction of all obligations of the company, as well as the business liquidation cost, including appraisal fees, broker fees, taxes and legal fees.

The liquidation value may be determined either by regular liquidation or by fast and mandatory liquidation of the business. The latter shall result, obviously, in a lower value.

Such criterion, however, would not be appropriate to appraise the shares of companies that are in continuous operations.

2.2 EXAMPLES OF METHODS BASED ON INVESTMENT RETURN

Price/Profit Index

For publicly held corporations the ratio price/profit is known e may easily be used to obtain the estimated value of the shares of a given corporation through the multiplication of the Price/Profit by the expected aggregate results. The average ratio Price/Profit for the industry or for several comparable publicly held corporations may be used to attain an indication of the value. Frequently, a premium for the control is added to this estimated value.

An appraisal based on the method Price/Profit may also be used to estimate the value of a given company. Assuming a profit growth rate estimated by the current shareholders and an investment return desired by the buyer, the latter may determine the amount of profit that could still allow him to reach his return goal. This method allows the buyer to determine the price he is willing to pay, in order to compared it with the one expected by the seller.

Discounted Net Cash Flow

The analysis of the discounted net cash flow can be used to estimate the value of a company, and therefore of its shares, based on the present value of their cash flow estimates. In theory, this method should result in the same amount obtained through the Price/Profit ratio, since the latter reflects the current perception of what a company will be worth in the future.

In practice, this analysis has been used, in a growing manner, to determine the value of a company because it is based on an estimate of cash flows, encompassing factors such as reduction of costs through synergies, development of products etc., and not on a simple market perception of the future profits of the company. Other factors that affect the share market, and therefore the Price/Profit index, are also eliminated when the analysis of the discounted cash flow is used.

III. METHODOLOGY ADOPTED AND SUMMARY OF WORK PERFORMED

As already mentioned, there are several methods for determination of the value of a company.

To determine the book value of TSU on the basis date June 30, 2004, we adopted the method of net worth appraisal – net book value, since it appears to us to be the most appropriate under the circumstances and for purposes of this appraisal.

Within the parameters defined for preparation of this appraisal, the determination of the net worth value – book value – of the net worth of TSU, for the basis date June 30, 2004 is based, also, on a limited review of the audited accounting statements of the company on that date. Such procedure was conducted in accordance with certain usual practices of auditing and, therefore, includes verification of the accounting records for the specific purpose of determining the value, adjusted to market, of said net worth. These verifications showed that such records and elements were in compliance with all legal formalities, including with respect to generally accepted accounting principles consistently applied by the company, including that the net worth value –book value – did not exceed the market value.

In view of the above and of the provisions of art. 8 of Law 6404/76, we have verified the books and accounting records that originated the balance sheet, as well as the documents that originated such balance sheet, through samples.

IV. CONCLUSION

After due examination and technical verification conducted by us at the company, and based on the data referred to in this Appraisal Report, we concluded that the value –book value – of the net worth of TELE CELULAR SUL PARTICIPAÇÕES S/A (TSU), on the basis date June 30, 2004, is R$ 977,452 thousand (nine hundred seventy seven million, fou hundred fifty two thousand reais), as demonstrated in the table below.

	Amount	Amount of	Book Value Net
Description	R$1,000.00	Shares	Worth per Share

Capital Stock	456,266
Special Reserves	121,463
Profit Reserves	349,258
Results of the fiscal year	50,465

Book Value Appraisal	977,452	363,758,622,468	0.002687090

We declare, for all legal purposes, especially in view of CVM Instructions 319 and 320/99, not to hold any interest, directly or indirectly, in any of the entities involved in this transaction, or in their operations, and therefore there are no relevant circumstances that may characterize conflict of interests on the issuance of this appraisal report.

And because this is the expression of our best technical understanding, we sign this Appraisal Report.

Rio de Janeiro, July 12, 2004.

ACAL Consultoria e Auditoria S/S
CRC- RJ 1.144

Cícero Augusto Oliveira de Alencar
Partner
CRC – RJ – 26.938-8 – Accountant

APPRAISAL REPORT BASED ON BOOK VALUE ADJUSTED TO MARKET

ACAL CONSULTORIA E AUDITORIA S/S, a company specialized in evaluations, with headquarters at Avenida Rio Branco, 181- 18th floor, registered at CRC/RJ under number 1.144, and at the Taxpayer Roll of the Finance Ministry (“CNPJ/MF”) under number 28.005.734/0001-82, whose partner and technical responsible is Mr. Cícero Augusto Oliveira de Alencar, after all studies and necessary research, hereby present the Appraisal Report based on book value adjusted to market of TELE CELULAR SUL PARTICIPAÇÕES S.A (“TSU”), a corporation with headquarters at Rua Comendador Araújo, 299, Centro, Curitiba – PR, enrolled with the CNPJ/MF under number 02.558.115/0001-21, for purposes of merger of affiliated entities, in connection with corporate restructuring.

This appraisal report is divided in sections, as follows:

  Objectives;
  Basis and Methods for Appraisal;
  Methodology Adopted and Summary of Work Performed;
  Conclusion.

I. OBJECTIVES

This Appraisal Report aims at registering the appraisal, at market values, of the net worth of TSU, for purposes of merger of companies under common control, in connection with corporate restructuring, as required by art. 264 of Law 6404/76, and in accordance with the methodology established under art. 183, § 1, of the same law.

III. BASIS AND METHODS FOR APPRAISAL

The determination of the value of the shares of a company is subject to a number of variables, as well as to factors that cannot be controlled, and shall always take into account a few subjective aspects. As an example we mention some of the main aspects that affect such determination:

(f) Perspectives of shareholders versus perspectives of potential buyer;
(g) The economic conditions that determined prior results could, in the future, improve or worsen;
(h) Economic and political environment may float and cannot be controlled;
(i) Strategic interests of economic groups or specific programs, such as those relating to privatization;
(j) The very existence of various appraisal methods that could generate different results.

Therefore, the determination of the value of titles which represent the capital stock of a company is not precise, contains subjective aspects which depend on the expectations of the owner and on the destination to be given to such titles.

There are, however, a number of methods used to estimate the values of such titles representing capital stock. Although such methods vary as regards their applicability, depending on specific factors and circumstances, they may at least indicate a reasonable range of values for the preliminary determination of such value.

2.1. EXAMPLES OF METHODS BASED ON THE VALUE OF NET ASSETS

Net Worth Appraisal

This method is used to determine the fair market value of specific assets, to provide the basis for certain adjustments on the book value (as mentioned above), and as a starting point for the estimation of the liquidation value. Besides, the book value appraisal also furnishes appropriate basis of the business value and is frequently used in negotiations involving companies, provided that the value is adjusted by the applicable depreciation and obsolesces.

Liquidation Value

The liquidation value has been used as basis for the negotiation of prices, and, as such, sets the initial point of interest for both buyers and sellers.

The liquidation value is determined through the estimation of the value of the company’s assets, converted in currency in a reasonably short period of time, with deduction of all obligations of the company, as well as the business liquidation cost, including appraisal fees, broker fees, taxes and legal fees.

The liquidation value may be determined either by regular liquidation or by fast and mandatory liquidation of the business. The latter shall result, obviously, in a lower value.

Such criterion, however, would not be appropriate to appraise the shares of companies that are in continuous operations.

2.2 EXAMPLES OF METHODS BASED ON INVESTMENT RETURN

Price/Profit Index

For publicly held corporations the ratio price/profit is known e may easily be used to obtain the estimated value of the shares of a given corporation through the multiplication of the Price/Profit by the expected aggregate results. The average ratio Price/Profit for the industry or for several comparable publicly held corporations may be used to attain an indication of the value. Frequently, a premium for the control is added to this estimated value.

An appraisal based on the method Price/Profit may also be used to estimate the value of a given company. Assuming a profit growth rate estimated by the current shareholders and an investment return desired by the buyer, the latter may determine the amount of profit that could still allow him to reach his return goal. This method allows the buyer to determine the price he is willing to pay, in order to compared it with the one expected by the seller.

Discounted Net Cash Flow

The analysis of the discounted net cash flow can be used to estimate the value of a company, and therefore of its shares, based on the present value of their cash flow estimates. In theory, this method should result in the same amount obtained through the Price/Profit ratio, since the latter reflects the current perception of what a company will be worth in the future.

In practice, this analysis has been used, in a growing manner, to determine the value of a company because it is based on an estimate of cash flows, encompassing factors such as reduction of costs through synergies, development of products etc., and not on a simple market perception of the future profits of the company. Other factors that affect the share market, and therefore the Price/Profit index, are also eliminated when the analysis of the discounted cash flow is used.

III. METHODOLOGY ADOPTED AND SUMMARY OF THE WORK PERFORMED

As already mentioned, there are several methods for determination of the market value of a company.

To determine the book value adjusted to market of TSU, on the basis date June 30, 2004, considering its characteristics of holding company, the application of the usual criteria of evaluation of assets involves, inevitably, the determination of the value of investments that TSU holds in TIM Sul S/A. Such investment, in the amount of R$983,933 thousand, on the basis date of this appraisal represents 99.3474% of the total assets of the company, which makes it the sole active element that represents the Net Worth of the investor company (TSU).

The most objective criterion for appraisal at market value of investments in shares of publicly held corporations would be the stock exchange price. However, the titles that represent the capital stock of TIM Sul S.A traded in the São Paulo Stock Exchange - BOVESPA, are not frequently or constantly traded so as to sustain a quotation, therefore the values of public pricing are related to inexpressive lots of the capital stock, both as regards the amount of shares negotiated and volume of currency involved.

Since the stock exchange prices cannot therefore be used, in accordance with prior appraisals of the companies involved in this transaction, we have adopted as criterion for this appraisal the adjustment to market values of the net assets of TIM Sul S.A. and the acknowledgment of such adjustment through equity pick-up in the net worth of TSU. It should be pointed out that other independent appraisers have already carried out the determination of the economic value of the company’s net worth, through the discounted cash flow method.

The adjustment to market values of the net assets of TIM Sul S.A took into consideration the definitions and legal concepts, to wit, art. 264 of Law 6.404/76, and the methodology established by art. 183, § 1, of the same law.

For purposes of the article mentioned above, market value is deemed to be:

(a) in the case of raw materials and inventory, the price for which they may be replaced, through purchase in the market;
(b) in the case of goods or rights for sale, the net price of the actual sale in the market, minus taxes and other expenses necessary to perfect the sale and the profit margin;
(c) in the case of investments, the net amount at which they may be sold to third parties.

Within the parameters defined for preparation of this appraisal, the determination of the market value – book value adjusted to market values – of the net worth of TIM Sul S.A, for the basis date June 30, 2004 is based, also, on a limited review of the audited accounting statements of the company on that date. Such procedure was conducted in accordance with certain usual practices of auditing and, therefore, includes verification of the accounting records for the specific purpose of determining the value, adjusted to market, of said net worth. These verifications showed that such records and elements were in compliance with all legal formalities, including with respect to generally accepted accounting principles consistently applied by the company.

The audited accounting statements of TIM Sul S.A, for the mentioned basis date, for purposes of showing the assets recorded at their respective realization values contemplate the following allowances, accounted for:

- Allowance for doubtful debtors;
- Allowance for adjustment to realization value;
- Allowance for depreciation; and
- Allowance for amortization.

Additionally, aiming at adjusting said accounting statements to market values; we added adjustments in the following accounts, as demonstrated in the table below:

- Prepaid expenses
- Differed taxes relating to premium reserve belonging to controlling shareholder

The accounts that represent the fixed assets, according to recent evaluation, do not require additional adjustments.

Below please find a demonstration of the adjustments made by us:

Description	Value - R$1,000.00

Book Value of TIM Sul	1,163,687
(-) Deffered taxes written off	(173,197)
(-) Prepaid expenses written off	(14,361)

Net Worth of TIM Sul adjusted to market	976,129

Total amount of proposed adjustments	(187,558)
Percentage of TSU's Participation in the capital stock of TIM Sul	81.73%

Reflex of adjustments in TSU's net worth - R$1,000.00	(153,293)

Besides the reflex of the adjustments made to the accounting statements of TIM Sul S.A, there are adjustments to be made on TSU’s balance sheet, in connection with differed taxes written off. The Net Worth adjusted to market of TSU, on June 30, 2004, may be demonstrated as follows:

Description	Amount - R$1,000.00

Book Value of TSU	977,452
(-) Reflex of equity pick-up adjustments in TIM Sul	(153,293)
(-) TSU's Differed taxes written off	(5,254)

Value of TSU's Book Value Adjusted to Market	818,905

In view of the above and of the provisions of art. 8 of Law 6404/76, we have verified the books and accounting records that originated the balance sheet, as well as the documents that originated such balance sheet, through samples.

We declare not to hold any interest, directly or indirectly, in any of the entities involved in this transaction, or in their operations, and therefore there are no relevant circumstances that may characterize conflict of interests on the issuance of this appraisal report. We have had full access to all data, elements, information, files and deliberations relating to the transaction and the companies involved, and there was no limitation, orientation, or imposition of difficulties on the part of the administrators and/or controlling shareholders, that could have limited or restricted our conclusion.

IV. CONCLUSION

After due examination and technical verification conducted by us at TELE NORDESTE CELULAR PARTICIPAÇÕES S.A, and based on the data referred to in this Appraisal Report, we concluded that the net worth of the company, appraised through the method “book value adjusted to market”, on the basis date June 30, 2004 is R$ 818,905,000,00 (eight hundred eighteen million, nine hundred five thousand reais).

And because this is the expression of our best technical understanding, we sign this Appraisal Report.

Rio de Janeiro, July 12, 2004.

ACAL Consultoria e Auditoria S/S
CRC- RJ 1.144

Cícero Augusto Oliveira de Alencar
Partner
CRC – RJ – 26.938-8 – Accountant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 23, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer